02038277

FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

P.E. 6/11/02

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

Commission File Number: 0-30868

For May 27 to June 11, 2002

Crosswave Communications Inc.

(Translation of registrant's name into English)

Crest Yasuda Bldg., 3-21 Kanda Nishiki-cho, Chiyoda-ku, Tokyo 101-0054, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

EXHIBIT INDEX

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Crosswave Communications Inc.

Date: June 10, 2002

By:

Koichi Suzuki
President

EXHIBIT 1

CROSSWAVE
COMMUNICATIONS

For Immediate Release

Crosswave to Provide Seamless End-to-End Ethernet Service Through its "Wide-area Ethernet Platform service"

-- Adding 100Mbps and 10Mbps Items to Fully Utilize Ethernet Access Lines --

TOKYO, May 27, 2002 -- Crosswave Communications Inc. (NASDAQ: CWCI, "Crosswave") today announced that the company will provide its flagship "Wide-area Ethernet Platform service" as an end-to-end seamless Ethernet service, by adding 100Mbps and 10Mbps items effective July 1, 2002. Additionally, as of June 1, 2002, Crosswave will provide the service under the newly revised pricing structure that will be set on an end-to-end basis.

The new 100Mbps item will be the highest bandwidth offered in Crosswave's Wide-area Ethernet Platform service, and will initially be available in major 5 cities: Tokyo, Osaka, Nagoya, Sendai, and Fukuoka. The service area will be progressively extended. The 10Mbps will be offered nationwide.

"The two new items will be offered by fully utilizing Ethernet local access, which has been recently emerging and being penetrated in Japan," said Mr. Akio Onishi, CEO of Crosswave. "By creating an end-to-end Ethernet provision in constructing corporate customers' private networks, Crosswave, a trailblazer of the Ethernet service market, will continue to differentiate its services in the market. Also by offering simpler pricing structure, Crosswave will continue to maintain its market competitiveness and will further enhance the customers' usage of broadband network."

"We believe this time renewal will not affect our earnings target including our revenue estimates," said Yasuharu Fushimi, CFO of Crosswave.

For the details of the new pricing structure, please see the following URL available from June 1, 2002;
http://www.cwc.co.jp/en/service/kouiki_2.html/

About Crosswave

Crosswave Communications Inc. (NASDAQ: CWCI) offers broadband data communication services on Japan's first nationwide fiber-optic network specifically designed and dedicated to data traffic. Crosswave was established in October 1998 by Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Sony Corporation and Toyota Motor Corporation with the goal of providing advanced, high-speed, cost-effective, end-to-end data communications services to customers in Japan and to take advantage of market growth and demand for broadband data communications networks.

The statements within this release contain forward-looking statements about our future plans that involve risk and uncertainties. These statements may differ materially from actual future events or results. Readers are referred to the documents filed by Crosswave Communications Inc. with the SEC, specifically the most recent reports on Forms 20-F and 6-K, which identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements.

For inquiries, contact:
Ms Kayoko Miyako
Crosswave Communications Inc. Media/Investor Relations Office
Tel: +81-3-5205-4580 Fax: +81-3-5205-4581
E-mail: press@cwc.co.jp URL: http://www.cwc.co.jp/

###

EXHIBIT 2

(TRANSLATION)

June 10, 2002

TO OUR SHAREHOLDERS:

Koichi Suzuki
Representative Director
Crosswave Communications Inc.
3-21, Kanda Nishiki-cho Chiyoda-ku,
Tokyo, Japan

CONVOCATION NOTICE OF THE ORDINARY MEETING OF SHAREHOLDERS FOR THE 4th FISCAL YEAR

You are hereby requested to attend the ordinary meeting of shareholders for the 4th fiscal year of Crosswave Communications Inc. (the "Company"), which is to be held as outlined below.

In the event you are unable to attend the meeting, please see the documents attached hereto, and return to the Company the proxy by indicating whether you agree or not to the proposals under each agendum and affixing your seal thereto.

1. Date and time: 2:30 p.m., June 25, 2002 (Tuesday)

2. Place: Main Conference Room on the third floor
at the office of Internet Initiative Japan Inc.
Takebashi Yasuda Bldg.,
3-13, Kanda Nishiki-cho, Chiyoda-ku,
Tokyo, Japan

3. Agenda of the meeting:

Subjects to be reported:

Reports on the business, balance sheet and income statement for the 4th fiscal year (from April 1, 2001 through March 31, 2002)

Subjects to be resolved:

Item 1:	Approval of disposal of losses for the 4th fiscal year
Item 2:	Amendment of a part of the Articles of Incorporation
Item 3:	Election of one director
Item 4:	Election of three auditors

The summary of the agenda is as stated in the "Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy" attached hereto.

- end -

8

Business Report for the Fourth Fiscal Year

(From April 1, 2001 to March 31, 2002)

1. Summary of Business

(1) History and Results of Business

The Japanese economy was still flagging this fiscal year despite the development of the "Structural Reform" project led by the government, due to the flat personal consumption and the worst-ever rate of complete unemployment with no signs of major improvement in income, employment and economic trends at present. In this prolonged economic recession, private enterprises are forced to improve their financial standing and enhance their business efficiency by such means as reduction of capital investment and costs. Under these circumstances, the demand for high-quality and broadband data communications service has been growing in the telecommunications industry. While seeing the explosive increase in the number of households subscribing to ADSL services in the end-consumer market, the demands for new types of data communication services has arisen in the corporate market as well, resulting in that services like the "Wide-area Ethernet Platform Service" provided by the Company have become firmly recognized in the market. Furthermore, there is a tendency that such customers would likely to expect that telecommunications carriers to provide total solutions for their communication networks in general, which turned out that the customers' needs for communication services have been getting more diversified.

In this situation, with the goal of continuing to accommodate the needs for high quality and broadband network services, we have progressively improved and expanded our infrastructure that constitutes the basis for service provision. As for our nationwide network, we agreed with KDDI in March 2002 to lower our total cash payment to KDDI relating to lease payments and maintenance fees for nationwide dark fibers provided under the 10-year Indefeasible Rights of Use (IRU) contract, which continues until March 2009, by approx. 36% (approx. ¥25.3 billion) for a period of seven years starting from 2002. In addition to this, we have expanded our network both in terms of capacity and geographical coverage by participating in the "Information Box" project handled by the Ministry of Land, Infrastructure and Transportation. Some parts of such networks have already started operation in certain areas, including the area connecting Tokyo and Nagoya. Furthermore, we have also expanded our service areas by adding a new access point in Naha, Okinawa prefecture in March 2002, making our services available to customers in almost all parts of the country.

As for the construction of data centers, following the Tokyo, Osaka, Nagoya, Sapporo, Fukuoka and Sendai data centers that are already operational, we opened the Kyoto Data Center in October 2001, to accommodate the demands in that area, by making total floor space of operational data centers to reach approx. 10,000 square meters at the end of this fiscal year. In December 2001, we started the construction of the Yokohama Data Center, one of our large-scale data centers to be expected to open in 2003. This data center will not only be one of the largest data centers in Japan with the floor space of approx. 40,000 square meters in total, but also will meet the nation's highest security standard requirement with a seismic isolation structure. With regards to operation services, we will introduce 24-hour-365-day centralized security there. In addition to the

Yokohama data center, we are now constructing another large-scale data center in SKIP City in Kawaguchi, Saitama prefecture and target to start operation in 2003. Furthermore, outside of Japan, we have already established two data center joint venture companies in Asia, one with the Samsung Group in Korea and the other with the Ayala Group in the Philippines, respectively.

While expanding our network infrastructure, we also continued to further enhance our market competitiveness by offering end-to-end provision of Wide-area Ethernet Platform Service and by expanding our service lineups.

First, we enhanced the interconnection of our local access lines with other telecommunications carriers, and by September 2001 we acquired the right to set local access charges from NTT West/ NTT East and nine power-related regional new common carriers ("NCCs") spanning all of Japan which resulted in that we set new charges realizing customers' cost reduction in such local access portion.

As for network services, our flagship, "Wide-area Ethernet Platform Service", a platform type network service attracted a large number of customers throughout the year under the new pricing structure introduced at the beginning of this fiscal year. We also expanded service lineups to respond to customers' needs such as the addition of a new item of 512kbps bandwidth in July 2001 In addition, to differentiate our services from those of competitors we launched new value-added options to this services, including the trial offering of the "Wide-area Ethernet Platform External Connectivity/Internet Service" started in October 2001, which combined the Wide-area Ethernet Platform Service with Internet Solutions.

As for other network services, in August 2001 we started providing Japan's first long-distance point-to-point backbone service with Ethernet interface by adding Japan's first 10Base-T item to our High-Speed Backbone Service. While we made a price revision for our High-speed backbone service in November 2001 and further added broadband lineups including 2.4Gbps and 9.6Gbps in April 2002, we also launched the "Gigabit Ether Backbone Service", thereby promoting the customers' usage of broadband network. In July 2001, we officially launched the "Metro Wave" service, a new end-to-end broadband multi-interface communications service in the Metropolitan area, enabling customers more easily to design their nationwide broadband networks by using this service as local access parts of the Wide-area Ethernet Platform Service. Furthermore, as for international lines, we started providing 600Mbps service in our US-Japan international backbones in June 2001.

With respect to our "Data Center Service", the conventional co-location service shows a stable trend and there is a sign of a further increase in the demand for data centers due to their functions to act as customers' network hubs. Under these circumstances, considering a prospective increase in demand, we started the aforementioned construction of large-scale data centers in Yokohama and Kawaguchi, Saitama prefecture.

As an outcome of the above, we posted *¥10,026 million yen in total revenue (up 274.7% year over year) and *¥11,215 million in ordinary loss (up 40.5% year over year) for this fiscal year.

(* These financial figures presented above are based on accounting principles generally accepted in Japan, Japan GAAP).

(2) Tasks to be addressed by the Company

It is expected that the telecommunications market will experience an increase in the demand for high-quality and broadband data communications services due to widespread transition to broadband services, while customer needs will be more oriented to diversified data communications services. To respond to such demands, we continue to reasonably improve and expand our network that constitutes the basis for our high-quality and broadband services.

As for services, while expanding our current service lineups, we continue to respond to the users' needs and to develop and provide new types of services free from the incumbent services.

In taking on the above tasks, we will make every effort to develop our business in a manner that meets the expectations of our shareholders, and we aim to become the leading provider of broadband data communications services of the broadband era. We hope that our shareholders will continue to extend their kind support and encouragement.

(3) Operating results and Changes in properties

(in thousand yen)

	1st Fiscal Year FY 1998	2nd Fiscal Year FY 1999	3rd Fiscal Year FY 2000	4th Fiscal Year FY 2001
Sales	—	216,213	2,675,551	10,026,367
Ordinary profit (loss)	(128,885)	(5,096,883)	(7,980,931)	(11,329,509)
Net profit (loss)	(129,389)	(5,002,732)	(8,153,713)	(11,338,273)
Net profit (loss) per share	(1,010.85) yen	(12,506.83) yen	(16,243.75) yen	(22,588.00) yen
Total assets	6,709,058	18,795,140	48,725,182	42,879,002
Net assets	6,270,610	14,867,877	36,083,059	24,753,958
Net assets per share	48,989 yen	37,169 yen	71,884 yen	49,314 yen

(Note1) Net loss per share and net assets per share are computed based on the total number of shares outstanding as of the balance sheet date.

(Note2) Operating Results of 1st Fiscal Year covers the period from the Company's incorporation, October 28, 1998 to March 31, 1999.

(4) Business combination

Significant subsidiaries

Company name	Crosswave Facilities Inc.	Crosswave Services Inc.	Crosswave Communications America Inc.
Capital	¥250,000 thousand	¥50,000 thousand	US $ 1,000,000
Shareholding Ratio	60%	100%	100%
Important business Content	Maintenance of fiber-optic network	Resale of communications services	Network operation between Japan and the U.S.

(5) Capital expenditures

During this fiscal year, we made capital expenditures for reasonably expanding our network infrastructure by participating in the "Information Box" project handled by the Ministry of Land, Infrastructure, and Transportation, and so on, in view of a prospective increase in the demand for high-quality and broadband communications services. In addition, as for the data center business, we made capital expenditures for the construction of the large-scale data centers in Yokohama City, Kanagawa prefecture and Kawaguchi, Saitama prefecture, as well as expanding the existing data center facilities.

(6) Financing

There was nothing in this regard.

All funds required for the current period derived from the capital and capital reserves.

2. Summary of the Company (as of March 31, 2002)

(1) Main businesses

Provision of High-speed Backbone Service, Wide-area Ethernet Platform Service, Dial-up port service, Data Center service, and etc.

(2) Main Offices

Name	Address
Head office	3-21 Kanda Nishiki-Cho, Chiyoda-ku, Tokyo
Osaka Branch	2-1-1 Edobori, Osaka city, Osaka
Nagoya Branch	24-30 Meieki-Minami 1-chome, Nakamura-ku, Nagoya city, Aichi

(3) Shares

1. Total number of shares issued: 600,000 shares
2. Total number of shares outstanding and capital
   Total number of shares outstanding: 501,960 shares
   Capital: ¥30,639,729,000
3. Number of shareholders as of the balance sheet date: 11

(4) Major shareholders

Shareholders name	Number of shares held	Equity stake	Investment by the Company in shareholders
Internet Initiative Japan Inc.	175,000	34.863%	—
Toyota Motor Corp.	120,000	23.906%	—
Sony Corp.	120,000	23.906%	—
Depositary Nominee Incorporated	75,523	15.046%	—
Itochu Corp.	4,000	0.797%	—
Sumitomo Corp.	4,000	0.797%	—
The Daiichi	3,000	0.598%	

Mutual Life Insurance Co.			—
Total	501,523	99.913%	

Note:
The number of shares owned by Depositary Nominee Incorporated (75,523 shares) includes 300,000,000 ADRs (American Depositary Receipts) that Internet Initiative Japan Inc. purchased in off-board market at fair market price in December 2000 (corresponding to 15,000 shares of the Company's common stock). Therefore, the substantial number of shares owned by Internet Initiative Japan Inc. amounts to about 37.851% (190,000 shares) as of the beginning of this fiscal year.

(5) Employees

Category	Number of employees	Average age
Male	161	32.7
Female	21	29.7
Total	182	32.2

(Note 1) Seconded employees are included in the figures of employees above.
(Note 2) In addition to the above, there are 54 temporary staffs.

(6) Directors and statutory auditors

Position in the Company	Name	Assignment or main occupation
President and Representative Director	Koichi Suzuki	President and Representative Director of Internet Initiative Japan Inc.
Vice President and Representative Director	Yasuharu Fushimi	CFO (Chief Financial Officer) and CAO (Chief Accounting Officer)
Vice President and Representative Director	Akio Onishi	CEO (Chief Executive Officer) Director of Internet Initiative Japan Inc.
Executive Director	Takehisa Hayashi	CMO (Chief Marketing Officer)
Director	Senji Yamamoto	President and Representative Director of Sony Communication Network Corp.
Director	Masamitsu Tao	General Manger of Information Business Department, Toyota Motor Corp.
Full-time Statutory Auditor	Hiromichi Koike	Full-time Statutory Auditor
Statutory Auditor	Masako Tanaka	General Manager of Administrative Division, Internet Initiative Japan

		Inc.
Statutory Auditor	Hideki Matsushita	Full-time Statutory Auditor of Internet Initiative Japan Inc.
Statutory Auditor	Takemi Nagasaka	General Manager of Accounting Division in charge of consolidation management, Sony Corp.

Shifts etc. of directors and statutory auditors

(1) At the ordinary general meeting of shareholders held on June 26, 2001, Mr. Kenichi Ikezawa resigned as statutory auditor, and Mr. Takemi Nagasaka took the office of statutory auditor after being elected. At said general meeting, a resolution for partial amendment of the Articles of Incorporation of the Company passed, and the number of statutory auditors increased from three to four. Due to such resolution, Mr. Hideki Matsushita assumed the office of statutory auditor after being elected.

(2) The four statutory auditors are all outside statutory auditors pursuant to Article 18, paragraph 1 of the Law for Special Exceptions to Commercial Code concerning Audit, etc. of Stock Company.

3. Significant events which occurred after the Company's balance sheet date regarding the condition of the Company

The Company executed the Participation Loan Agreement on May 21, 2002 as follows:

Parties to the Agreement:
Sumitomo Mitsui Banking Corporation, The Sumitomo Trust & Banking Co., Ltd., UFJ Bank Limited, Mizuho Corporate Bank, Ltd.

Credit line:
Long-term credit line of up to¥15 billion
Short-term credit line of up to ¥5 billion

Borrowing rate:

Long-term loan	TIBOR + 2.95%
Short-term loan	Short-term prime rate + 0.30%

Loan period:

Long-term loan	Till April 25, 2008
Short-term loan	Up to three months

Payment method:

Long-term loan	Principal-equal repayment semi-annually from October 2004

Short-term loan	Bullet payment

Drawing period:

Long-term loan	March 31, 2004 or the day when entire credit line for long-term loan is borrowed, whichever comes earlier
Short-term loan	May 21, 2003 or the day when entire loan under the Participation Loan Agreement is repaid, whichever comes earlier

1. The above-stated amounts in thousand yen ignore the amounts less than 1,000 yen.
2. The summary of the Company is as of March 31, 2002, the balance sheet date, unless otherwise specified.
3. The Financial Statements presented herein are translations of the originals, which were prepared in a manner of accounting principles generally accepted in Japan, Japan GAAP.

【Balance Sheet】

【Income Statement】

18

Notes:

1. Significant accounting policies

(1) Valuation standards and methods for securities
Securities for holding until maturity: amortized cost method
Shares of companies: stated at cost based on the moving average method
Other securities (for which fare market value is not quoted): stated at cost based on the moving average method

(2) Valuation standards and methods for inventories (supplies): stated at cost based on the moving average method

(3) Depreciation methods of fixed assets
Tangible fixed assets: straight-line method
However, any depreciable asset whose acquisition value is ¥100,000 or more but less than ¥200,000 is depreciated in equal installments over three years.
Intangible fixed assets: straight-line method
The software used by the Company is depreciated by the straight-line method based on the anticipated number of useful years for internal use.

(4) Lease transactions
Financing lease transactions, other than those in which ownership of the leased assets is deemed to transfer to the lessee, are recorded based on the same accounting method as is used for normal rental transactions.

(5) Deferred assets
Stock issue cost is amortized using in equal installments over three years.

(6) Accounting for reserves
Allowance for doubtful accounts:

To prepare for losses from uncollectible account receivables, an allowance is appropriated, as for general receivables, based on the computation using the actual percentage of credit losses incurred (or the statutory percentage of addition to reserve, in the case that the statutory percentage of addition to reserve pursuant to the interim measures under the Corporate Income Tax Law exceeds the actual percentage of credit losses), while, as for specific receivables such as doubtful receivables, based on the collectibility of the individual receivables.

Reserve for employees' retirement benefits:
To prepare for payment of employees' retirement allowances, an allowance is appropriated based on the amount of the retirement benefits obligations as of the

end of the fiscal year under review.
The difference arising from actuarial computations is expensed from the following period by amortization using the straight-line method over a certain number of years which is equal to or less than the average number of remaining service years of the employees at the time of accrual of such difference.

(7) Consumption tax, etc.
Consumption tax is separately recorded.

2. Notes to balance sheet

(1) Accumulated depreciation of tangible fixed assets
¥630,402 thousand

(2) Fixed assets, the ownership of which is withheld
Part of the assets under "Buildings and Building Attachments" were purchased by an installment plan, etc., therefore the ownership thereof is withheld by the respective sellers. The balance of the payment obligation stands at ¥1,810,510 thousand.

(3) Major foreign currency-denominated assets and liabilities are as itemized below.

	Yen (in thousand)	Foreign Currency (in thousand)
Bank deposits	¥2,032,298	US$15,251
Shares of subsidiaries	¥110,099	US$1,000
Investment securities	¥97,988	PHP37,400
Accounts payable	¥124,029	US$930

(4) Assets encumbered as security
Land ([In Kohoku?]): ¥8,000,032 thousand

(5) Claims and liabilities to subsidiaries
Short-term monetary claims: ¥1,202,172 thousand
Short-term monetary liabilities: ¥465,723 thousand

(6) Fixed assets used under lease contracts
Network facilities, computers, etc., apart from the fixed assets recorded on the balance sheet, are used under lease contracts.

(7) The amount of ¥310,099 thousand recorded as "Investments in affiliates" under the item "Investments and other assets." represents the value of stockholding in

subsidiaries.

(8) Subscription rights by stock option

Subscription rights granted for stock option:

Type of stock to be issued: par value common stock

First Issue:

Outstanding value of subscription rights: ¥1,210,596 thousand

Issue Price per share: ¥318,578

Second Issue:

Outstanding value of subscription rights: ¥76,072 thousand

Issue Price per share: ¥34,190

(9) Loss per share for the term ¥22,588.00

(10) The amount of increase of the net asset, as provided for in Article 290, Paragraph 1, Item 6 of the Commercial Code, was ¥9,171 thousand.

3. Notes to income statement

(1) Transactions with subsidiaries

Sales	¥1,867,918 thousand
Operating expenses	¥828,221 thousand
Turnover from non-operating transactions	¥230,544 thousand

Note: The aforementioned figures have been rounded down to the nearest 1,000 yen.

【Deficit Disposition Plan】

(Translation)

Independent Auditors' Report

Certified Copy
May 21, 2002

Mr. Koichi Suzuki
Representative Director and President
Crosswave Communications Inc.

Asahi & Co.

Representative Partner,
Engagement Partner,
Certified Public Accountant:
Seijiro Noguchi (Seal)

Engagement Partner
Certified Public Accountant:
Eiji Mizutani (Seal)

Pursuant to Article 2 of the "Law Concerning Special Measures under Concerning the Commercial Code with respect to Audit, etc. of Corporations (Kabushiki -Kaisha)" of Japan, we have examined the balance sheet, the income statement of operations, the business report (with respect to accounting matters only), the proposed appropriation of loss and the supplementary schedules (with respect to accounting matters only) of Crosswave Communications Inc. for the fourth fiscal year from April 1, 2001 to March 31, 2002. The accounting matters included in the business report and the supplementary schedules referred to above are based on the Company's and its subsidiaries' books of account.

Our examination was made in accordance with auditing standards procedures and practices generally accepted and applied in Japan, and was performed based on such auditing procedures as normally required, which include auditing procedures applied to subsidiaries as deemed necessary by our firm.

As for the business results and assets over the past three years as presented in the business report, the business result and assets of the first fiscal year therein are based on unaudited financial statements.

As a result of our examination, we are of the opinion that:

(1) The balance sheet and the income statement present fairly and accurately the financial condition and the results of operations of the Company in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation;

(2) The business report (with respect to accounting matters only) present fairly and accurately the Company's affairs in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation;

(3) The proposed disposition of loss is in conformity with the applicable laws and regulations of Japan and the Articles of Incorporation; and

(4) There are no matters in the supplementary schedules (with respect to accounting matters only) which the Commercial Code of Japan requires to be brought to attention.

The subsequent events stated under the caption of "3. Significant events which occurred after the Company's balance sheet date regarding the condition of the Company" in the Business Report are the events which will have material effects on the financial conditions or results of operations of the Company subsequent to the current fiscal year.

Our firm and the engagement partners do not have any interest in the Company with respect to which disclosure is required under the provisions of the Certified Public Accountants Law.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

(Translation)

AUDIT REPORT BY STATUTORY ACCOUNTING AUDITORS

Certified Copy

AUDIT REPORT

We, the Board of Statutory Auditors, have obtained reports of the methods of the audit and its results from each Statutory Auditor with respect to the Director's execution of duties for the fourth fiscal year from April 1, 2001 to March 31, 2002, and have prepared this Audit Report after deliberation and hereby report as follows:

1. Outline of Audit Methods by the Statutory Auditors

Each Statutory Auditor, according to the auditing policy and the respective responsibilities, etc. as determined by the Board of Statutory Auditors, not only attended the Board of Directors' meeting and other important meetings, but also interviewed the Directors, etc. for the business reports, reviewed important documents, including those authorizing significant business decisions, and examined the business affairs and the properties at the head office and other principal places of business, as well as obtained business reports from subsidiary companies where necessary. In addition, we received reports and explanations from independent auditors and also examined financial statements and attached supplementary schedules.

With respect to competing transactions by Directors that compete with the Company, transactions implying a conflicts of interests between Directors and the Company, gratuitous distributions of benefits by the Company, irregular transactions with the subsidiaries or the Company's shareholders, and acquisition and disposition of treasury stocks, etc., we investigated the transactions closely and obtained reports from Directors and others, as necessary, in addition to the above stated auditing procedure.

2. Results of Audit

(1) We confirm that the auditing methods applied by Asahi & Co. as independent auditors and the results thereof are appropriate;

(2) We confirm that the business report has been prepared in accordance with the applicable laws, regulations and the Articles of Incorporation and shows a fair and accurately representation of the conditions of the Company;

(3) There are no irregularities with respect to the proposed disposition of losses, as examined in light of the Company's business affairs and the properties, etc;

(4) The supplementary schedules is a fair and accurate representation of the items to be stated and there are no irregularities therein; and

(5) With respect to the execution of Directors' duties, there are no misconduct issues or material facts in violation of the applicable laws, regulations or the Articles of Incorporation.

Further, with respect to transactions of Directors that compete with the Company, transactions which involve any conflict of interest between Directors and the Company, gratuitous distributions of benefits of the Company, irregular transactions with a subsidiary or a shareholder of the Company, and acquisitions and dispositions of treasury stocks, etc., we have observed no infringement of duties by any Director.

May 22, 2002

Crosswave Communications Inc.
Board of Statutory Auditors

Full-time Statutory Auditor:
Hiromichi Koike (Seal)

Statutory Auditor:
Masako Tanaka (Seal)

Statutory Auditor:
Takemi Nagasaka (Seal)

Statutory Auditor:
Hideki Matsushita (Seal)

(Note) All of the Statutory Auditors are outside statutory auditors prescribed by Article 18-1 of Paragraph 1 of the Law for Special Exceptions to the Commercial Code concerning Audits, etc. of Stock Companies (Kabushiki Kaisha) (Law No. 18).

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

- End -

Reference Documents with Respect to Solicitation to Exercise Voting Rights by Proxy

1. Solicitor who solicits shareholders to exercise their voting rights by proxy:

   Crosswave Communications Inc.
   Koichi Suzuki, Representative Director

2. Total number of voting rights of all shareholders:

   501,960 shares

3. Agenda of the meeting and reference matters:

Item 1: Approval of disposal of losses for the 4th fiscal year

The method of disposal of losses for the 4th fiscal year is as stated in the document attached hereto.

Item 2: Amendment of a part of the Articles of Incorporation

You are requested to approve amendments to the present Articles of Incorporation as follows.

1. Reason for the amendments:

(a) Pursuant to Law No. 79 of 2001 that provides for the abolition of par value shares and the revision of fractional share system, amendments to provisions as necessary and changes in article numbers shall be made. In particular, said law sets forth that the rights of holders of fractional shares shall be naturally granted by law (Article 222-3 of the Commercial Code of Japan), therefore the provision of Article 8 of the present Articles of Incorporation setting forth the rights of holders of fractional shares shall be deleted.

Articles to be amended: Article 5 (Total Number of Shares Authorized to be Issued), Article 6 (Value of Each Par Value Share, and Non-Issuance of Fractional Unit Shares), Article 8 (Rights of Holders of Fractional Share Certificates), Article 19 (Election of Directors), and Article 28 (Election of Statutory Auditors)

(b) Pursuant to Law No. 128 of 2001 that provides for the creation of stock option system and other matters, amendments to provisions as necessary and changes in article numbers shall be made.

Articles to be amended: Article 7 (Grant of Rights to Subscribe for New Shares to Directors or Employees), Article 16 (Voting by Proxy), Article 24 (Matters for Special Resolution of Meeting of the Board of Directors) and Article 37 (Dividends on shares issued upon conversion of convertible bonds)

(c) Pursuant to Law No. 149 of 2001 that provides for the extension of the term of office of Statutory Auditors, amendments to provisions as necessary and changes in article numbers shall be made. The term of office of Statutory Auditors who are incumbent before the close of the ordinary general meeting of shareholders held for the first settlement term ending after May 1, 2002 shall be governed by the provisions before the amendment (term of office being three (3) years), therefore a supplementary provision sets forth to this effect.

Article to be amended: Article 29 (Term of Office of Statutory Auditors)

(d) Amendments to the following provisions and changes in article numbers shall be made, in order to procure flexibility in corporate procedures by changing certain matters, which are presently prescribed in the Articles of Incorporation, to be prescribed in the Regulations of the Board of Directors, the Share Handling Regulations, or the Regulations of the Board of Statutory Auditors, as the case may be.

Articles to be amended: Article 10 (Share Handling Regulations), Article 22 (Convocation and Chairperson of Meeting of the Board of Directors), and Article 31 (Convocation of Meeting of the Board of Statutory Auditors)

2. Particulars of amendments:

Particulars of amendments are as follows:

(The amendments are indicated by underlines.)

Present Articles	Proposal of Amendment

(Total Number of Shares Authorized to be Issued by the Company) Article 5. The total number of shares authorized to be issued by the Company shall be six hundred thousand (600,000) shares.	(Total Number of Shares Authorized to be Issued by the Company) Article 5. The total number of shares authorized to be issued by the Company shall be six hundred thousand (600,000) shares; provided, however, that, in the event of any cancellation of shares, the corresponding number of shares shall be reduced therefrom.
(Value of Each Par Value Share and No-Issuance of Fractional Unit Shares) Article 6. 1 The par value of each par value share to be issued by the Company shall be fifty thousand (50,000) yen. 2 The Company shall not issue any fractional unit shares.	Deleted.
(Grant of Stock Options to Directors and Employees) Article 7. The Company may grant stock options to its directors or employees as provided for in Article 280-19, Paragraph 1 of the Commercial Code.	Deleted.

(Rights of the Fractional Unit Shareholders) Article 8. 1 The Company shall grant fractional unit shareholders the right to receive distribution of the profits and division of the money as described in Article 293-5 of the Commercial Code in Japan. 2 In addition to the case referred to in the preceding paragraph, when the Company grants the following right to the shareholders, the Company shall grant the same rights to the fractional unit shareholders: (1) a preemptive right; (2) a preemptive right to the convertible bonds; or (3) a preemptive right to the warrant bonds.	Deleted.
(Share Handling Regulations) Article 10. The kinds of share certificates, registration of transfer of shares, registration of pledges, indication of trust property, non-holding of share certificates, reports to be given by shareholders, reissuance of share certificates, registration in the register of fractional unit shareholders, purchase of fractional unit shares and other matters concerning the handling of shares and fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.	(Share Handling Regulations) Article 7. The kinds of share certificates, registration of transfer of shares, registration of pledges, indication of trust property, non-holding of share certificates, reports to be given by shareholders, reissuance of share certificates, registration in the register of fractional unit shareholders, purchase of fractional unit shares and other matters concerning the handling of shares issued by the Company and fees therefor shall be governed by the Share Handling Regulations prescribed by the Board of Directors.

(Voting by Proxy) Article 16. 1. A shareholder may exercise his/her voting right through a proxy. 2. In the case prescribed in the prior paragraph, the proxy must submit documentation evidencing his/her authority at each general meeting of shareholders.	(Voting by Proxy) Article 13. 3. A shareholder may exercise his/her voting right through a proxy. 4. In the case prescribed in the prior paragraph, the shareholder or the proxy must submit documentation evidencing his/her authority at each general meeting of shareholders.
(Election of Directors) Article 19. 1 Directors shall be elected at the general meetings of shareholders. 2 A resolution for election of directors shall be adopted by a majority of votes cast at a meeting at which shareholders representing one third (1/3) or more of the total number of issued shares with voting rights are present. 3 Cumulative voting shall not be adopted for the election of directors of the Company.	(Election of Directors) Article 16. 1 Directors shall be elected at the general meetings of shareholders. 2 A resolution for election of directors shall be adopted by a majority of votes cast at a meeting at which shareholders representing one third (1/3) or more of the total number of the voting rights of all shareholders are present. 3 Cumulative voting shall not be adopted for the election of directors of the Company.

(Convocation and Chairman of Meetings of the Board of Directors)
Article 22.

1. Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President/Director. Should the President/Director be unable to so act, another director shall chair such meeting in his/her place in the order predetermined by a resolution of the Board of Directors.

2. The notice of convocation of a meeting of the Board of Directors shall be given to each director and statutory auditor at least one (1) week prior to the day set for such meeting; provided that this period may be shortened or omitted under pressing circumstances with the prior written consent of all of the directors and the statutory auditors.

(Convocation and Chairman of Meetings of the Board of Directors)
Article 19.

1. Unless otherwise provided for by law, a meeting of the Board of Directors shall be convened and chaired by the President/Director. Should the President/Director be unable to so act, another director shall chair such meeting in his/her place in the order predetermined by a resolution of the Board of Directors.

2. The notice of convocation of a meeting of the Board of Directors shall be given to each director and statutory auditor at least one (1) week prior to the day set for such meeting; provided that this period may be shortened or omitted under pressing circumstances with the prior written consent of all of the directors and the statutory auditors.

3. The operation and other matters relating to a meeting of the Board of Directors shall be governed by the Regulations of the Board of Directors prescribed by the Board of Directors.

(Matters for Special Resolution of the Meeting of the Board of Directors) Article 24. Resolutions of the following types of matters shall be adopted by at least two thirds (2/3) of the directors present at meetings of the Board of Directors at which a majority of the incumbent directors are present: (1) Approvals and amendments of the business plan including the basic policy of the management, budget, investment plan, contents of actual business and business areas; (2) Approvals and amendments of the business plan and the budget of each fiscal year; (3) Issuance of new shares, convertible bonds and warrant bonds; and (4) Amendments of the Registration of the Board of Directors.	(Matters for Special Resolution of the Meeting of the Board of Directors) Article 21. Resolutions of the following types of matters shall be adopted by at least two thirds (2/3) of the directors present at meetings of the Board of Directors at which a majority of the incumbent directors are present: (2) Approvals and amendments of the business plan including the basic policy of the management, budget, investment plan, contents of actual business and business areas; (2) Approvals and amendments of the business plan and the budget of each fiscal year; (3) Issuance of new shares, stock options and bonds with stock options; and (4) Amendments of the Registration of the Board of Directors.
(Election of Statutory Auditors) Article 28. A resolution for election of statutory auditors shall be adopted by a majority of votes cast at a meeting at which shareholders representing one third (1/3) or more of the total number of issued shares with voting rights are present.	(Election of Statutory Auditors) Article 25. A resolution for election of statutory auditors shall be adopted by a majority of votes cast at a meeting at which shareholders representing one third (1/3) of or more of the total number of the voting rights of all shareholders are present.

(Term of Office of Statutory Auditors) Article 29. 1 The term of office of statutory auditors shall expire at the close of the ordinary general meeting of shareholders in relation to the last settlement of accounts within three (3) years following their assumption of office. 2 The term of office of a statutory auditor elected to fill a vacancy shall be conterminous with the remaining term of office of his/her predecessor.	(Term of Office of Statutory Auditors) Article 26. 1 The term of office of statutory auditors shall expire at the close of the ordinary general meeting of shareholders in relation to the last settlement of accounts within four (4) years following their assumption of office. 2 The term of office of a statutory auditor elected to fill a vacancy shall be conterminous with the remaining term of office of his/her predecessor.
(Convocation of the Meeting of the Board of Statutory Auditors) Article 31. A meeting of the Board of Statutory Auditors may be convened by each of the statutory auditors.	(Convocation of the Meeting of the Board of Statutory Auditors) Article 28. 1. A meeting of the Board of Statutory Auditors may be convened by each of the statutory auditors. 2. The notice of convocation of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be shortened in urgent situations. 3. The operation and other matters relating to a meeting of the Board of Statutory Auditors shall be governed by the Regulations of the Board of Statutory Auditors prescribed by the Board of Statutory Auditors.

(Notice of Convocation of the Meeting of the Board of Statutory Auditors) Article 32. The notice of convocation of a meeting of the Board of Statutory Auditors shall be given to each statutory auditor at least three (3) days prior to the day set for such meeting; provided, however, that this period may be shortened in urgent situations.	Deleted.
(Dividends on shares issued upon conversion of convertible bonds) Article 37. The first dividends or interim dividends on shares and fractional shares issued upon conversion of convertible bonds shall be paid on the basis that such conversion has become effective on April 1, if the request for conversion was made during the period from April 1 through September 30, and on October 1, if the request for conversion was made during the period form October 1 through March 31 of the following year.	Deleted.

(New article)	<u>(Supplementary Provision)</u> <u>Article 1.</u> <u>With respect to the terms of office of statutory auditors who are in office prior to the closing of the ordinary general meeting of shareholders with regard to the first settlement of accounts after May 1, 2002, the provision of the term "within four (4) years following their assumption of office" in Article 26 above shall read "within three (3) years following their assumption of office".</u>

37

Item 3: Election of one director

Shareholders are asked to approve the election of one director as a substitute for one of the incumbent directors, Masamitsu Tao, who has notified the Company of his intention to resign at the close of this ordinary meeting of shareholders.

The candidate for the substitute director is as follows:

Name and date of birth	Brief summary of career	Number of the Company shares owned	Interest with the Company
Katsushi Hattori October 4, 1952	Graduated from Kyoto University in March 1976. Joined Toyota Motor Sales(*) in April 1976. (*) changed the corporate name to Toyota Motors in July 1982 upon merger with Toyota Motor Industries. Seconded to International Digital Communications (now Cable & Wireless IDC) in January 1996. Returned to Toyota Motors and assigned to the ITS Planning Dept. in January 1999. Appointed chief of the Information Business Planning Dept. in January 2001. Appointed General Manager, Information Business Planning Dept. in January 2002. (position currently held)	Nil	Nil

Mr. Katsushi Hattori is a candidate for an outside director as provided for in Article 188-2, Item 7-2 of the Commercial Code.

Item 4: Election of three auditors

Shareholders are asked to approve the election of three auditors as replacements of incumbent statutory auditors, Hiromichi Koike, Masako Tanaka and Takemi Nagasaka, who are to finish their respective terms of office at the close of this general meeting of shareholders. This agendum has been approved by the Board of Statutory Auditors for presentation at this general meeting of shareholders.

Candidates for the auditors are as follows:

Name and date of birth	Brief summary of career	Number of the Company shares owned	Interest with the Company
Hiromichi Koike August 23, 1942	Joined Toyota Motor Industries in April 1966. Appointed Assitant General Manager, International Personnel Dept. in January 1992. Seconded to Kansai Digital Phone in January 1995. Appointed director of Kansai Digital Phone in June 1998. Appointed statutory auditor of the Company(*) in June 1999. (*) position currently held	Nil	Nil

39

Masako Tanaka April 4, 1958	Joined Internet Initiative in December 1992 (current position: General Manager, Administrations Dept. (*)) Appointed statutory auditor of the Company(*) upon the incorporation thereof in October 1998. (*) positions currently held	Nil	Nil
Takemi Nagasaka January 24, 1956	Joined Sony in August 1981 Appointed General Manager, Finance Dept. (*), in charge of consolidated administration. Appointed statutory auditor of the Company(*) in June 2001. (*) positions currently held	Nil	Nil

The above three individuals are candidates for outside statutory auditors as provided for in Article 18-1 of the "Law for Special Exceptions to the Commercial Code concerning Audit, Etc., of Kabushiki-Kaisha."

Crosswave Communications Inc.

BALANCE SHEET

as of March 31, 2002

(in thousand yen)

Item	Amount	Item	Amount
(Assets)		(Liabilities)	
Fixed assets		Fixed liabilities	
Fixed assets related to telecommunications business		Long-term accounts payable	7,869,864
		Reserve for retirement allowances	44,173
Tangible fixed assets		Other fixed liabilities	6,641
Machinery and equipment	437,834	Total fixed liabilities	7,920,678
Antenna facilities	5,882		
Terminal facilities	11,314	Current liabilities	
Local line facilities	2,388,571	Fixed liabilities expire	
Civil engineering facilities	1,045,021	within one year period	340,672
Buildings	485,028	Accounts payable	9,690,679
Structures	96,651	Accrued expenses	146,252
Tools, furniture and fixtures	23,784	Accrued income taxes, etc.	16,975
Construction in progress	10,529,295	Deposits received	7,939
Total tangible fixed assets	15,023,383	Other current liabilities	1,845
Intangible fixed assets		Total current liabilities	10,204,364
Submarine line usage right	2,322,725	Total liabilities	18,125,043
Facility usage right	112,834		
Software	238,014		
Other intangible fixed assets	303,831		
Total intangible fixed assets	2,977,405		
Total fixed assets related to telecommunications business	18,000,789	(Stockholders' equity)	
Fixed assets related to		Capital	30,639,729
incidental business		Legal reserve	
Tangible fixed assets		Capital reserve	18,729,166
Land	8,000,032	Total legal reserve	18,729,166
Buildings	1,700,968	Deficit	
Other tangible fixed assets	474,849	Undisposed deficit for	
Total tangible fixed assets	10,175,850	the current period	24,624,109
Intangible fixed assets	8,812	(Net loss for the period)	(11,338,273)
Total fixed assets related to		Total deficit	24,624,109
incidental business	10,184,662		
Investments, etc.		Other balance of estimated value of	
Investment securities	168,559	securities	9,171
Investments in affiliates	310,099		
Long-term prepaid expenses	652,362	Total stockholders' equity	24,753,958
Guarantee deposits	969,215		
Other investments, etc.	194,245		
Reserve for doubtful accounts	△172,691		
Total investments, etc.	2,121,790		
Total fixed assets	30,307,242		
Current assets			
Cash on hand and time deposits	6,468,091		
Accounts receivable - trade	2,350,243		
Accounts receivable - other	1,328,548		
Securities	1,709,815		
Supplies	49,193		
Prepaid expenses	520,656		
Other current assets	34,266		
Reserve for doubtful accounts	△26,178		
Total current assets	12,434,635		
Deferred assets			
New stock issue expenses	137,123		
Total deferred assets	137,123		
Total assets	42,879,002	Total liabilities and stockholders' equity	42,879,002

Crosswave Communications Inc.

INCOME STATEMENT

From April 1, 2001
To March 31, 2002

(in thousand yen)

Item	Amount	
Ordinary profit and loss		
(Operating profit and loss)		
Operating profit and loss related to telecommunications business		
Operating income		
Income from data transmission	4,754,805	
Exclusive income	3,540,627	8,295,432
Operating expenses		
Business expenses	1,677,812	
Facility preservation expenses	7,216,255	
Common expenses	7,525	
Administrative expenses	2,617,164	
Depreciation expenses	423,667	
Expenses for disposal of fixed assets	160	
Utilization charges for communication facilities	5,796,138	
Taxes and duties	60,086	17,798,810
Operating loss related to telecommunications business		9,503,378
Operating profit and loss related to incidental business		
Operating income	1,730,935	1,730,935
Operating expenses	3,489,036	3,489,036
Operating loss related to incidental business		1,758,100
Operating loss		11,261,479
(Non-operating profit and loss)		
Non-operating income		
Interest received	113,663	
Exchange gain on foreign currency	270,948	
Miscellaneous income	96,268	480,881
Non-operating expenses		
Interest paid	255,501	
Amortization of new stock issue expenses	137,123	
Payment fees	139,655	
Miscellaneous losses	16,630	548,911
Ordinary loss		11,329,509
Loss before the taxes		11,329,509
Income tax, etc.		8,763
Net loss		11,338,273
Loss brought forward from the previous period		13,285,836
Undisposed dificit for the current period		24,624,109

Crosswave Communications Inc.

Deficit Disposition Plan

March 31, 2002

Undisposed deficit for the current period	24,624,109,765 yen
To be disposed as follows:	
Undisposed deficit carried forward to the next period	24,624,109,765 yen